SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

120 Hawthorne Avenue

Palo Alto, California 94301

October 8, 2019

VIA EDGAR

Irene Barberena-Meissner

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Social Capital Hedosophia Holdings Corp. (the “Company”)

Registration Statement on Form S-4

File No. 333-233098

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-233098) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on October 9, 2019 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Howard Ellin of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2438 and that such effectiveness also be confirmed in writing.

Very truly yours,

Social Capital Hedosophia Holdings Corp.

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

cc:	James Cahillane

Virgin Group

cc:	Christopher M. Barlow

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Shayne Kennedy and Justin G. Hamill

Latham & Watkins LLP